Exhibit 99.1

MIND C.T.I. LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Annual General Meeting of Shareholders (the "Meeting") of MIND C.T.I. Ltd. (the "Company") will be held on May 6, 2026, at 10:00 A.M. (Israel time), at the offices of the Company, 2 HaCarmel Street, Yoqneam Ilit 2066724, Israel, for the following purposes:

(i)
to re-appoint Fahn Kanne & Co. Grant Thornton Israel as the Company’s independent auditor until the close of the following Annual General Meeting and to authorize the Board of Directors of the Company to determine its remuneration or to delegate the Audit Committee thereof to do so;

(ii)	to re-elect Mr. Itay Barzilay as a Class II director of the Company until the close of 2029 Annual General Meeting of Shareholders of the Company;

(iii)	to elect Mr. Asher Mechlovich as a Class II director of the Company until the close of 2029 Annual General Meeting of Shareholders of the Company;

(iv)	to re-elect Mr. Joseph Tenne as a Class I director of the Company until the close of 2028 Annual General Meeting of Shareholders of the Company; and

(v)	to discuss the Company’s audited financial statements for the year ended December 31, 2025.

Shareholders of record at the close of business on April 1, 2026 are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person, subject to applicable health guidelines.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person. All proxies must be received at least 72 hours prior to time fixed for the Meeting.

Joint holders of shares should take note that, pursuant to Article 32(d) of the Articles of Association of the Company, the vote of the senior of the joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose, seniority will be determined by the order in which the names stand in the Company’s Register of Shareholders.

By Order of the Board of Directors, Ariel Glassner Chief Executive Officer

Dated: March 31, 2026

MIND C.T.I. LTD.
2 HaCarmel Street
Yoqneam Ilit 2066724, Israel

PROXY STATEMENT

This Proxy Statement is furnished to the holders of ordinary shares, par value NIS 0.01 per share (the "Ordinary Shares"), of MIND C.T.I. Ltd. (the "Company") in connection with the solicitation by the Board of Directors of proxies for use at the 2026 Annual General Meeting of Shareholders (the "Meeting"), or at any adjournment or postponements thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held May 6, 2026, at 10:00 A.M. (Israel time), at the offices of the Company, 2 HaCarmel Street, Yoqneam Ilit 2066724, Israel.

The agenda of the Meeting shall be as follows:

(i)
to re-appoint Fahn Kanne & Co. Grant Thornton Israel as the Company’s independent auditor until the close of the following Annual General Meeting and to authorize the Board of Directors of the Company to determine its remuneration or to delegate the Audit Committee thereof to do so;

(ii)	to re-elect Mr. Itay Barzilay as a Class II director of the Company until the close of 2029 Annual General Meeting of Shareholders of the Company;

(iii)	to elect Mr. Asher Mechlovich as a Class II director of the Company until the close of 2029 Annual General Meeting of Shareholders of the Company;

(iv)	to re-elect Mr. Joseph Tenne as a Class I director of the Company until the close of 2028 Annual General Meeting of Shareholders of the Company; and

(v)	to discuss the Company’s audited financial statements for the year ended December 31, 2025.

The Company currently is not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and timely delivered, will be voted in favor of all the matters to be presented at the Meeting, as described above. All proxies must be received at least 72 hours prior to the time fixed for the Meeting.

On all matters to be considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote "for" nor "against" the matter, although they will be counted in determining whether a quorum is present. "Broker non-votes" are shares held by brokers or other nominees which are present in person or represented by proxy, but which are not voted on a particular matter because instructions have not been received from the beneficial owner. Brokers and other nominees have discretionary voting authority under the applicable rules of the New York Stock Exchange to vote on "routine" matters. This means that if a brokerage firm holds your shares on your behalf, those shares will not be voted with respect to non-routine matters on the agenda of the Meeting, unless you provide voting instructions by way of your proxy card.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on April 1, 2026 will be entitled to vote at the Meeting. Proxies are being mailed to shareholders on or about April 6, 2026 and will be solicited chiefly by mail. However, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, email or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

On March 1, 2026, the Company had 20,185,166 outstanding Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders holding the Ordinary Shares conferring in the aggregate at least 25% of the outstanding Ordinary Shares, present in person or by proxy or written ballot, will constitute a quorum at the Meeting. If within an hour from the time appointed for the Meeting a quorum is not present, the Meeting shall stand adjourned to the same day in the next week, at the same time and place. At such adjourned meeting, any two shareholders shall constitute a quorum.

PRINCIPAL SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of March 1, 2026, unless otherwise specified, by each person who is known to own beneficially more than 5% of the outstanding ordinary shares.

Name of Beneficial Owners	Total Shares Beneficially Owned		Percentage of Ordinary Shares(1)
Monica Iancu	3,121,527	(2)	15.5%
Mordechai Rapaport	1,325,000	(3)	6.6%
Morgan Stanley and affiliates	1,091,018	)4)	5.4%
 _________________________

(1)	Based on 20,185,166 ordinary shares outstanding as of March 1, 2026.
(2)	Based on a Schedule 13G/A filed with the SEC on January 29, 2024.
(3)	Based on a Schedule 13G filed with the SEC on February 3, 2025. Substantially all of these shares are held by A-6684 Ltd. and other entities under the control of Mr. Rapaport.
(4)	Based on a Schedule 13G/A filed with the SEC on February 8, 2024.

EXECUTIVE COMPENSATION

For information relating to the compensation of our five most highly compensated officers with respect to the year ended December 31, 2025, please see "Item 6. Directors, Senior Management and Employees – B. Compensation of Directors and Executive Officers – Summary Compensation Table" in our annual report on Form 20-F for the year ended December 31, 2025.

ITEM 1 – APPOINTMENT OF INDEPENDENT AUDITORS

At the Meeting, the shareholders will be asked to re-approve the appointment of Fahn Kanne & Co. Grant Thornton Israel ("Fahn Kanne"), a member firm within Grant Thornton, as our independent registered public accounting firm until our next Annual General Meeting. The appointment of Fahn Kanne was recommended by our Audit Committee and by our Board of Directors on March 10, 2026. Fahn Kanne is independent of the Company.

Under the Israeli Companies Law, 5759–1999 (the "Companies Law"), the shareholders of the Company are authorized to appoint the Company’s independent auditor and to authorize the Board of Directors to determine its remuneration. The Company’s Board of Directors has authorized its Audit Committee to determine the Auditor’s remuneration for audit and non-audit services, as contemplated by the Sarbanes-Oxley Act of 2002.

It is proposed that at the Meeting the following resolution be adopted:

"RESOLVED, that Fahn Kanne & Co. Grant Thornton Israel., be, and it hereby is, re-appointed as the independent auditors of the Company until the close of the Company’s next Annual General Meeting, and that the Board of Directors of the Company be authorized to determine the auditor's remuneration or to delegate the Audit Committee thereof to do so."

The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of this matter.

The Board of Directors recommends a vote FOR approval of the proposed resolution.

ITEM 2 – TO APPROVE THE RE-ELECTION OF MR. ITAY BARZILAI AS A CLASS
II DIRECTOR OF THE COMPANY UNTIL THE CLOSE OF 2029 ANNUAL GENERAL
MEETING OF SHAREHOLDERS OF THE COMPANY

Under the Company’s Articles of Association, our Board of Directors is divided into three classes of directors designated as Class I, Class II and Class III, which are differentiated by the dates of expiration of the terms of office of their respective directors. Our Board of Directors currently consists of four directors.

At the Meeting, shareholders will be asked to re-elect Mr. Itay Barzilay to serve as a Class II Director of the Company, commencing on the date of the Meeting. If Mr. Itay Barzilay is elected as a Class II Director, his term of office will expire at the Company’s 2029 Annual General Meeting of shareholders. Mr. Barzilay qualifies as an "independent director" under the regulations of the SEC and the listing rules of the NASDAQ Stock Market.

On March 10, 2026, the Company’s Audit Committee (acting in its capacity as our Nominating Committee) and Board of Directors resolved to recommend that our shareholders re-elect Itay Barzilay as a Class II Director until the 2029 Annual General Meeting and that his compensation to be equal to the compensation of our other non-executive directors, namely, $13,200 per annum and $680 per meeting (or $400 for participation via teleconference). The Company’s Audit Committee and Board of Directors believe that Mr. Barzilay’s re-election as a director is in the best interest of the Company.

Mr. Barzilay has served as a director of our company since May 2020. Since 2024, Mr. Barzilay has served as the CFO of Elementor. From 2019 to 2024, Mr. Barzilay served as the CFO at Personetics. From 2010 to 2019, Mr. Barzilay held a number of finance leadership positions at Amdocs and most recently served as Vice President Finance for Amdocs Technology & Media and for Amdocs Global Services (Nasdaq: DOX). From 2008 to 2010, Mr. Barzilay was the CFO of MIND. From 2004 to 2008, Mr. Barzilay served in several finance management roles with Avaya. Mr. Barzilay is a Certified Public Accountant, holds a B.A. in Accounting and Economics from Tel Aviv University and an M.B.A. from NYU’s Stern School of Business.

It is proposed that at the Meeting the following resolution be adopted:

"RESOLVED, to re-elect Mr. Barzilay as a Class II director of the Company to serve until the close of the Annual General Meeting to be convened in 2029 and that his compensation to be equal to the compensation of our other non-executive directors."

The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of this matter.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 3 – TO APPROVE THE ELECTION OF ASHER MECHLOVICH AS A CLASS II
DIRECTOR UNTIL THE CLOSE OF 2029 ANNUAL GENERAL MEETING

Under the Company’s Articles of Association, our Board of Directors is divided into three classes of directors designated as Class I, Class II and Class III, which are differentiated by the dates of expiration of the terms of office of their respective directors.

At the Meeting, shareholders will be asked to elect Mr. Asher Mechlovitch to serve as a Class II Director of the Company, commencing on the date of the Meeting. If Mr. Asher Mechlovitch is elected as a Class II Director, his term of office will expire at the Company’s 2029 Annual General Meeting of shareholders. Mr. Mechlovitch qualifies as an "independent director" under the regulations of the SEC and the listing rules of the NASDAQ Stock Market.

On March 10, 2026, the Company’s Audit Committee (acting in its capacity as our Nominating Committee) and Board of Directors resolved to recommend that our shareholders elect Asher Mechlovitch as a Class II Director until the 2029 Annual General Meeting and that his compensation to be equal to the compensation of our other non-executive directors. The Company’s Audit Committee and Board of Directors believe that Mr. Mechlovitch’s election as a director is in the best interest of the Company.

Since January 2022 Mr. Mechlovich has served as an independent consultant specializing in U.S. GAAP, PCAOB standards and public company reporting. From 1995 to December 2021 Mr. Mechlovich was a partner at Brightman Almagor Zohar & Co, Certified Public Accountants, a Firm in the Deloitte Global Network.  Mr. Mechlovich holds a B.A. degree in Accounting and Economics from Tel Aviv University and is a Certified Public Accountant in Israel.

The Board of Directors has determined that Mr. Mechlovitch is professionally qualified, as such term is defined in the Companies Law and the regulations promulgated thereunder.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to elect Mr. Mechlovitch as a Class II director of the Company to serve until the Annual General Meeting to be convened in 2029 and that his compensation to be equal to the compensation of our other non-executive directors”

The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of this matter.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 4 – TO APPROVE THE RE-ELECTION OF JOSEPH TENNE AS A CLASS I DIRECTOR
UNTIL THE 2028 ANNUAL GENERAL MEETING AND HIS COMPENSATION FOR HIS
SERVICES AS DIRECTOR

Under the Company’s Articles of Association, our Board of Directors is divided into three classes of directors designated as Class I, Class II and Class III, which are differentiated by the dates of expiration of the terms of office of their respective directors.

At the Meeting, shareholders will be asked to re-elect Mr. Joseph Tenne to serve as a Class I Director of the Company, commencing on the date of the Meeting. If Mr. Joseph Tenne is elected as a Class I Director, his term of office will expire at the Company’s 2028 Annual General Meeting of shareholders. Mr. Tenne qualifies as an "independent director" under the regulations of the SEC and the listing rules of the NASDAQ Stock Market.

On March 10, 2026, the Company’s Audit Committee (acting in its capacity as our Nominating Committee) and Board of Directors resolved to recommend that our shareholders re-elect Mr. Joseph Tenne as a Class I Director until the 2028 Annual General Meeting and that his compensation to be equal to the compensation of our other non-executive directors. Mr. Tenne was nominated to be a Class I Director because there is currently only one director in such class.

The Company’s Board of Directors has designated Mr. Tenne as an expert director and as our “audit committee financial expert”, as defined by the SEC rules. The Company’s Audit Committee and Board of Directors believe that Mr. Tenne’s re-election as a director is in the best interest of the Company.

Mr. Tenne has served as an independent director of our company since August 2014. Mr. Tenne serves as a director at AudioCodes Ltd. (Nasdaq and TASE: AUDC), at OPC Energy Ltd. (TASE: OPCE), at ElectReon Wireless Ltd. (TASE: ELWS), and at Luzon Credit and Finance Ltd. (TASE: LUZC). From 2017 to 2023, Mr. Tenne served as a financial executive at Itamar Medical Ltd., a Nasdaq-listed company that was acquired by ZOLL Medical Corporation in December 2021. From 2014 to 2017, Mr. Tenne served as the CFO and VP Finance of Itamar Medical Ltd. From 2005 to 2013, Mr. Tenne served as the CFO of Ormat Technologies, Inc. (NYSE and TASE: ORA). From 2003 to 2005, Mr. Tenne was the CFO of Treofan Germany GmbH & Co. KG, a German company. From 1997 to 2003, Mr. Tenne was a partner in PwC Israel. Mr. Tenne holds a B.A. degree in Accounting and Economics and an M.B.A. degree from Tel Aviv University. Mr. Tenne is also a Certified Public Accountant in Israel.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to re-elect Mr. Joseph Tenne as a Class I director of the Company to serve until the Annual General Meeting to be convened in 2028 and that his compensation to be equal to the compensation of our other non-executive directors.”

The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of this matter.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 5 - FINANCIAL STATEMENTS

The Company has filed its audited financial statements for the year ended December 31, 2025 (the "Financial Statements") in its annual report on Form 20-F, which has been filed with the Securities and Exchange Commission on March 18, 2026. You may read and copy this report without charge at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The Company’s SEC reports are also available to the public at the SEC's website at http://www.sec.gov. These reports are not a part of this Proxy Statement.

The Financial Statements were approved by the Board of Directors as required by the Companies Law. The Company will hold a discussion with respect to the Financial Statements at the Meeting. This item will not involve a vote of the shareholders.

OTHER BUSINESS

Management knows of no other business to be transacted at the Meeting. If any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

Dated: March 31, 2026

By Order of the Board of Directors, Ariel Glassner Chief Executive Officer